Exhibit 2.

[Bayer logo]

Corporate Investor Relations

Bayer names Board of Management for Bayer CropScience:

Esmail Zirakparvar, Bernward Garthoff and Willy Scherf to complete the Board of Management headed by Jochen Wulff

Leverkusen - The restructuring of the Bayer Group is continuing apace. Bayer AG's Board of Management has now decided on the management team for Bayer CropScience AG, the new company to be established by integrating Aventis CropScience and Bayer's existing Crop Protection Business Group once the acquisition has been finally completed. As previously announced, Chairman of the Board of Management will be Dr. Jochen Wulff, currently General Manager of Bayer's Crop Protection Business Group. Dr. Esmail Zirakparvar, currently President and CEO of Aventis CropScience USA, will head up Business Operations (with responsibility for Regions, Portfolio Management and Supply Chain). Bayer's managers Dr. Bernward Garthoff and Willy Scherf will be Head of Technology (comprising Research, Development, Technical Operations, Investments, Licenses) and Head of Administration and Labor Director respectively. These four appointees will comprise the Board of Management of the company that will begin operations once the necessary approvals have been obtained in spring 2002.

Dr. Jochen C. Wulff, born on August 15, 1939, in Halle/Saale in Germany, has been General Manager of Bayer's Crop Protection Business Group since April 1, 1993. After studying and gaining a doctorate in organic chemistry, he joined the Research Department of Bayer's former subsidiary Mobay Corp. in the USA in 1968. His early career was spent in various positions in the Polyurethanes Business Group at Mobay and at company headquarters in Leverkusen. In 1984 he became manager of a dyestuffs production section in Leverkusen. He returned to Mobay in 1986 as Executive Vice President, Production and Technology, and from 1990 he was President and Chief Executive Officer there. Following the reorganization of Bayer's activities in the United States, Wulff returned to Germany where he was appointed Head of Crop Protection Division at Bayer AG. Wulff was President of the Global Crop Protection Federation (GCPF) from 1995 to 1998 and President of the German Crop Protection Association (IVA) from 1997 to 2001.

Dr. Jochen Wulff is married and has two sons.

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Dr. Esmail Zirakparvar, a U.S. citizen, was born on March 30, 1950, in Iran. He is currently (since April 1, 2001) Head of Aventis CropScience USA and a member of the Aventis CropScience Executive Committee. He studied agriculture and was awarded a doctorate degree in Plant Pathology before subsequently spending a post-doc period at Iowa State University. He joined the U.S. company Union Carbide in 1981 as Product Development Manager. Following the company's acquisition by Rhone-Poulenc Agro in Lyon, France, in 1987, Zirakparvar held various managerial positions, including Product/Project Management and Regulatory Affairs Management in France and the United States. In 1993, Zirakparvar was appointed Head of Asia/Pacific Region for Rhone-Poulenc Agro based in Singapore. On his return to France in 1997, he headed Rhone-Poulenc Agro European Region and subsequently took responsibility for global portfolio management within Rhone-Poulenc Agro. Following its merger with AgrEvo, Zirakparvar continued with his responsibility for portfolio management at Aventis CropScience before being appointed President and CEO of Aventis CropScience in the USA in 2001.

Dr. Esmail Zirakparvar is married and has a son and a daughter.

Dr. Bernward Garthoff was born on November 2, 1948, in Ratingen, Germany. He has been head of Portfolio Management in the Crop Protection Business Group since April 1, 1994, and is currently leading the integration process in the Aventis CropScience acquisition. Garthoff studied veterinary medicine at Hanover University, gaining a doctorate in 1975. After scientific post-doc activities he joined Bayer AG in 1976, where he held various posts in pharmacology research. In 1987 he transferred to West Haven (USA) to further establish the Miles Research Center. He was appointed head of the Institute for Pharmacology in Wuppertal-Elberfeld in 1988 and returned to West Haven in 1989 where he was appointed Senior Vice President for Research and Development of Miles Inc., a US subsidiary of Bayer at that time. On his return to Germany, he headed the Institute for Cardiovascular Disease and Arteriosclerosis Research rom 1992 to 1994, before joining the Crop Protection Business Group in 1994.

Dr. Bernward Garthoff is married and has two sons.

Willy Scherf was born on January 11, 1953, in Bergisch Gladbach, Germany. He initially trained in banking and then gained a business management diploma at Cologne Business School before joining the Corporate Auditing Staff at Bayer AG in 1977. Between 1980 and 1993, Willy Scherf held a series of managerial posts in Finance and Accounting at Bayer subsidiaries in Morocco, Hong

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Kong and Brazil, alternating with brief periods at company headquarters in
Leverkusen. He was head of Financial Controlling, Mergers and Acquisitions in the Crop Protection Business Group from 1993 to 1997 before being posted outside Germany again from 1997 to 2001 as Director of Finance and Accounting at Bayer n.v. and Bayer International in Antwerp. Scherf has been head of Business Planning & Services in the Animal Health Business Group since October 1, 2001.

Willy Scherf is married and the father of four daughters.

Leverkusen, January 31, 2002


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